Jeffrey P. Schultz | 212 692 6732 | jpschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 27, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3561

Washington, D.C. 20549

Re:	LiqTech International, Inc.
Registration Statement on Form S-1
Filed on December 30, 2011
File No.333-178837

Ladies and Gentlemen:

On behalf of LiqTech International, Inc. (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as initially filed with the Commission on December 30, 2011. We are delivering clean and marked complete courtesy copies of the Amendment No. 1 to the Registration Statement (the “Amendment”) to each of Pamela A. Long, Edward M. Kelly and Craig E. Slivka of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”), dated January 25, 2012, from Pamela A. Long, Assistant Director. The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

General

1.	Before the registration statement’s effectiveness, arrange for a representative of the Financial Industry Regulatory Authority or FINRA to call us to confirm that FINRA has completed its review and has no additional concerns about the placement agent arrangements. Alternatively, provide us a copy of the confirmation letter that you receive from FINRA.

Response: The Company acknowledges the Commission’s comment. Either the Company or Sunrise Securities Corp., the placement agent for the transaction, or one of their respective legal counsels will arrange for a confirmatory call from a representative of FINRA or, alternatively, the delivery of a copy of the “no objections” letter.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London | Israel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 27, 2012

Registration Statement’s Facing Page

2.	Although it appears that the securities being registered are to be offered on a delayed or continuous basis under Rule 415, the applicable box was not checked. Please revise.

Response: The Company has revised the Registration Statement to check the box for Rule 415 offerings.

Prospectus’ Cover Page

3.	Please include the number of shares being offered because the principal amount of securities to be offered is not price-related information or a term of the security dependent upon the offering date, and therefore such amount cannot be omitted from the registration statement in reliance on Rule 430A(a). Please see Question 227.02 in the Securities Act section of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on the Commission’s website.

Response: The Company acknowledges the Commission’s comment and respectfully submits that the number of shares will be included in the next amendment to the Registration Statement.

Risk Factors, page 10

4.	We note the statement “Risks and uncertainties in addition to those we describe below...may also harm our business and operations.” Since LiqTech International, Inc. or LiqTech is required to disclose all risks that it believes are material at this time, please delete the statement.

Response: The Company has deleted the sentence referred to in the Commission’s comment.

Factors and Trends Affecting Our Performance, page 24

5.	Disclosure indicates that the demand for DPFs and SiC Filters in North America has been increasing due to new governmental mandates and that LiqTech expects this trend to continue in the near term. Clarify what period of time the phrase “near term” encompasses, and indicate whether LiqTech expects the same level of demand to continue during that period of time. We note the disclosure that LiqTech’s net sales for the three months ended September 30, 2011 compared to the same period in 2010 increased 62.3% and that LiqTech’s net income for the three months ended September 30, 2011 compared to the same period in 2010 increased 497.0%.

Response: The Company respectfully advises the Commission that the phrase “near term” refers to the period continuing until the end of fiscal 2012, and the disclosure in the Amendment has been revised in response to the Commission’s comment.

Summary Compensation Table, page 46

6.	Provide compensation data for the fiscal year ended December 31, 2011. For guidance you may wish to refer to Question 117.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 27, 2012

Response: The Company acknowledges the Commission’s comment, and the Executive Compensation disclosure in the Amendment has been revised in response thereto.

Appendix A and Appendix B

7.	Confirm that the materials were not used before the registration statement’s filing to solicit interest in the offering.

Response: The Company confirms that such materials were not used to solicit interest in the offering prior to the filing of the Registration Statement.

Undertakings, page II-2

8.	Provide the undertaking required by Item 512(h) of Regulation S-K.

Response: In response to the Commission’s comment, the Company has included such undertaking in the Amendment.

9.	Since the undertakings under (4)(i) and (6) are inapplicable to this offering, please delete.

Response: Such undertakings have been deleted in the Amendment in accordance with the Commission’s comment.

Signatures

10.	LiqTech’s principal accounting officer or controller also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.

Response: In response to the Commission’s comment, the Amendment reflects that Soren Degn is both the Principal Financial Officer and the Principal Accounting Officer of the Company.

Exhibit 5.1

11.	We note that you intend to file by amendment the legality opinion. Allow us sufficient time to review the legality opinion before requesting acceleration of the registration statement’s effectiveness. Note that an executed legality opinion is required as an exhibit before the registration statement’s effectiveness.

Response: The Company’s counsel has filed its Exhibit 5 opinion as an exhibit to the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 27, 2012

*              *              *              *

We intend to request acceleration of the effectiveness of the Registration Statement following clearance of the Staff’s review of our filing.

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq.

Jeffrey P. Schultz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, NY 10017

Phone: (212) 935-3000

Fax: (212) 983-3115

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Securities and Exchange Commission (Pamela A. Long, Esq., Assistant Director)

LiqTech International, Inc. (Messrs. Aldo Petersen, Lasse Andreassen and Soren Degn)

Sunrise Securities Corp. (Mr. Nathan Low)

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (Bryan Yoon, Esq.)

Richardson & Patel, LLP (David N. Feldman, Esq. and Peter DiChiara, Esq.)